05037053

SECURI' SSION

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SEC FILE NUMBER
8- 66540

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HELVEA INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2900
(No. and Street)

Montreal	Quebec	H3A 3J6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Weibel / Christian Keutgen (514) 288-3556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd. West, Suite 2800	Montreal	Quebec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Weibel / Christian Keutgen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HELVEA INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable.

Signature

President & Secretary / Vice President & Chief Compliance Officer

Title

Notary Public Déodat LÊ, Lawyer
Quebec Bar No.: 194117-8

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Helvea Inc.

Financial Statements
December 31, 2004
(expressed in U.S. dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 21, 2005

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2004 and the statements of loss and deficit and cash flows for the period from May 21, 2004 to December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the period from May 21, 2004 to December 31, 2004 in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital for the period from May 21, 2004 to December 31, 2004, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Helvea Inc.

Balance Sheet

As at December 31, 2004

(expressed in U.S. dollars)

	$
Assets	
Current assets	
Cash (note 5)	214,844
Short-term deposit	2,629,200
Accounts receivable	4,030
Prepaid expenses	3,101
	2,851,175
Property and equipment (note 3)	18,019
	2,869,194
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	8,307
Shareholder's Equity	
Capital stock (note 4)	2,614,950
Deficit	(28,981)
Cumulative translation adjustment	274,918
	2,860,887
	2,869,194

Approved by the Board of Directors

____________________________ Director ____________________________ Director

Helvea Inc.

Statement of Loss and Deficit

For the period from May 21, 2004 to December 31, 2004

(expressed in U.S. dollars)

	$
Revenue	
Interest	1,321
Expenses	
Registration fees	4,421
Professional fees (note 5)	23,842
Travel, meals and entertainment	603
General	540
Foreign exchange loss	896
	30,302
Loss for the period and deficit – End of period	(28,981)

Helvea Inc.

Statement of Cash Flows

For the period from May 21, 2004 to December 31, 2004

(expressed in U.S. dollars)

	$
Cash flows from	
Operating activities	
Loss for the period	(28,981)
Changes in non-cash operating working capital items	
Increase in accounts receivable	(4,030)
Increase in prepaid expenses	(3,101)
Increase in accounts payable and accrued liabilities	8,307
	(27,805)
Investing activities	
Purchase of property and equipment	(18,019)
Financing activities	
Issuance of Class A common shares	2,614,950
Cumulative translation adjustment on cash and cash equivalents	274,918
Increase in cash and cash equivalents during the period and cash and cash equivalents – End of period	2,844,044
Cash and cash equivalents consist of:	
Cash	214,844
Short-term deposit	2,629,200
	2,844,044

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with the National Association of Securities Dealers, Inc. and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. It is a member of an international group of companies whose principal entity is Pictet et Cie ("Pictet"). The company's principal business activity is marketing European securities.

2 Significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rate:

Furniture and fixtures	20%

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company has filed an application with the Quebec Minister of Finance to qualify as an International Financial Center of Montreal. If the company is recognized, it will benefit from certain reductions in corporate income taxes.

Foreign currency translation

The company's functional currency is the Swiss franc. The reporting currency is the U.S. dollar. The company uses the current rate method to translate its financial statements into U.S. dollars, whereby gains and losses resulting on conversion into U.S. dollars are presented as a separate component of shareholder's equity.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in U.S. dollars)

3 Property and equipment

	Cost $	Accumulated amortization $	Net $
Furniture and fixtures	18,019	-	18,019

On December 20, 2004, the company acquired from Pictet Canada L.P., a partnership under common control, furniture and fixtures for a total cash consideration of $18,019. Total consideration paid represented the net book value of the underlying assets at the time of the transaction.

4 Capital stock

a) Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	$
330,000 Class A common shares	2,614,950

(expressed in U.S. dollars)

b) On May 21, 2004, the company issued 100,000 Class A common shares for a total cash consideration of $783,000 (CHF1,000,000).

On October 12, 2004, the company issued an additional 230,000 Class A common shares for a total cash consideration of $1,831,950 (CHF2,300,000).

5 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Pictet & Cie.

The statement of earnings and deficit includes the following related party transactions:

	$
Expenses	
Professional fees	16,266

Cash includes deposits with an affiliated company in the amount of $185,992 (CHF212,223).

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

6 Commitments

Minimum annual lease payments under operating leases are as follows:

	$
2005	36,804
2006	36,804
2007	36,804
2008	36,804
2009	6,134

(expressed in U.S. dollars)

7 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2004, the short-term deposit was comprised of a call deposit in the amount of CHF3,000,000.

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2004 is as follows:

Cash	Non-interest bearing
Short-term deposit	Fixed interest rate – 0.25%
Accounts receivable	Non-interest bearing
Prepaid expenses	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

8 Capital requirements

The company is a member of National Association of Securities Dealers, Inc. and as such is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934 (the "Act"). This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2004, the company's aggregate indebtedness and net capital were $8,307 and $2,649,745 respectively, giving a ratio of 0.31%.

Helvea Inc.

Schedule of Computation of Net Capital

For the period from May 21, 2004 to December 31, 2004

(expressed in U.S. dollars)

	$
Net capital	
Capital stock – Common shares	2,614,950
Cumulative translation adjustment	274,918
Deficit	(28,981)
	2,860,887
Cash with related parties	185,992
Prepaid expenses	3,101
Accounts receivable	4,030
Property and equipment	18,019
	211,142
	2,649,745
Aggregate indebtedness	
Accounts payable and accrued liabilities	8,307
Ratio of aggregate indebtedness to net capital	0.31%